October 4, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Irene Paik and Erin Jaskot

Re: Skinvisible, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed May 2, 2018

File No. 000-25911

Ladies and Gentlemen:

This letter is being submitted in response to comments provided by the Staff of the Division of Corporation Finance, Office of Healthcare & Insurance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 1, 2018 with respect to the above-referenced preliminary proxy statement on Schedule 14A filed by Skinvisible, Inc. (the “Company”).

Please find the Company’s response to the Staff’s comments below. For your convenience, the Staff’s comments are shown immediately preceding the Company’s responses thereto. In addition and concurrently herewith, the Company has filed on EDGAR a revised preliminary proxy statement including the changes discussed below made in response to the Staff’s comments.

Amendment No. 5 to Preliminary Proxy Statement on Schedule 14A filed September 24, 2018 Quoin Pharmaceuticals, Inc. Financial Statements (Unaudited)

4. Business Acquisitions

Acquisition of Polytherapeutics, Inc., page 40

1.	We note your revisions in response to our prior comment one. Please provide us your analysis for determining that the acquisition of Polytherapeutics, Inc. was considered that of a business with reference to authoritative literature within ASC 805 upon which you relied.

In response to this comment, the Company has amended the disclosures included in note 4 of the unaudited financial statements to better clarify that the Polytherapeutics lacked the necessary inputs and processes to meet the definition of a business under ASC 805-10. The disclosure was further updated to identify that the purchase was accounted for under ASC 820-10 which requires that the Company record the purchase of asset at the transactions price.

1

Terry Howlett Skinvisible, Inc. October 4, 2018

2.	Please tell us how you determined the fair value of intangible assets of $40,833 acquired in the acquisition of Polytherapeutics and provide us a list of the nature and fair value of each intangible asset acquired and why their fair value equals the $40,833 you paid for the acquisition. In addition, it appears from your disclosure on page 40 that no other identifiable assets were acquired nor liabilities were assumed in the acquisition. Please confirm that no other identifiable assets were acquired and no liabilities were assumed.

In response to this comment, the Company confirms that there were no identifiable assets or liabilities other than the intangible assets acquired at the time of the acquisition. The Company has amended the disclosures in note 4 to identify that the purchase was accounted for under ASC 820-10 which requires that the Company record the purchase of asset at the transactions price. As a result, the Company was not required to consider if the fair value of the assets purchased exceeded the transaction value.

Skinvisible Inc. Unaudited Proforma Combined Statements of Operations Three Months Ending June 30, 2018, page 54

3.	Please remove the unaudited pro forma combined statements of operations for the three months ended June 30, 2018.

In response to this comment, the Company has removed the unaudited proforma combined statements of operations for the three months ended June 30, 2018

Unaudited Pro Forma Condensed Combined Financial Statements

Unaudited Pro Forma Condensed Combined Financial Data (Unaudited), page 55

4.	Please disclose the amount of consideration transferred for the Company that you assume for pro forma purposes and how you determined it. Tell us how it complies with ASC 805-40-30-2.

In response to this comment, the Company has amended the unaudited proforma condensed combined financial statements and included additional disclosure to discuss the value of the consideration transferred for pro forma purposes per ASC 805-40-30-2.

5.	Please disclose a list of the Company’s identifiable assets acquired and liabilities assumed by Quoin, the accounting acquirer, and their fair values.

2

Terry Howlett Skinvisible, Inc. October 4, 2018

In response to this comment, the Company has amended the unaudited proforma condensed combined financial statements and included additional disclosure and a list of the assets and liabilities acquired by Quoin at their respective fair values.

6.	Please disclose the amount by which the consideration transferred exceeds or is less than the fair value of identifiable assets acquired less liabilities assumed and your accounting for that amount.

In response to this comment, the Company has amended the unaudited proforma condensed combined financial statements and included additional disclosure to discuss the proforma goodwill resulting from the acquisition by Quoin.

2. Pro Forma Assumptions and Adjustments, page 57

7.	Please disclose the amount by which the consideration transferred exceeds or is less than the fair value of identifiable assets acquired less liabilities assumed and your accounting for that amount.

In response to this comment, the Company has amended the unaudited proforma condensed combined financial statements and included additional disclosure to discuss the proforma goodwill resulting from the acquisition by Quoin.

Sincerely,

Skinvisible, Inc.

/s/ Terry Howlett

President and Chief Executive Officer

cc: Scott Doney

3